CHANGES IN SECURITY FOR DEBT  EX-99.77F

As disclosed in Note 6 of the Financial Statement, the Fund has a note payable to an to an officer of an affiliate that allows semi-annual interest payments to be made in shares of the Fund. During the year ended March 31, 2002, the Fund issued 20,683 shares as payment of $37,001 of interest accrued.